UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

CompuCredit Holdings Corporation
(Name of Subject Company (Issuer))

CompuCredit Holdings Corporation
(Name of Filing Person (Issuer))

Common Stock, No Par Value Per Share
(Title of Class of Securities)

20478T 107
(CUSIP Number of Class of Securities)

J. Paul Whitehead, III
Chief Financial Officer
CompuCredit Holdings Corporation
Five Concourse Parkway
Suite 400
Atlanta, Georgia 30328
(770) 828-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

W. Brinkley Dickerson, Jr.
Paul Davis Fancher
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, Georgia 30308
(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$82,500,000	$9,455

(*)Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of up to $82.5 million purchase price for shares of Common Stock, no par value per share.

(**)The amount of the filing fee, $114.60 for each $1,000,000 of value of the Common Stock was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended.

☐Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by CompuCredit Holdings Corporation, a Georgia corporation (“CompuCredit” or the “Company”), to purchase for cash up to 8,250,000 shares of the Company’s outstanding common stock, no par value per share (the “Common Stock” or “Shares”), at a purchase price of $10.00 per share.  The Offer is made upon the terms and subject to the conditions contained in the Offer to Purchase, dated August 15, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a form of which is attached hereto as Exhibit (a)(1)(ii). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

The Offer to Purchase and the Company’s obligation to purchase and pay for the Shares validly tendered and not validly withdrawn pursuant to the Offer to Purchase is not conditioned upon any minimum number of shares of Common Stock being tendered.  The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase discussed under the heading “The Offer — Conditions to the Offer” being satisfied or waived on or prior to the Expiration Date.

This Schedule TO is being filed in satisfaction of the requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, as more particularly set forth below.

Item 1.  Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference to this Item 1.

Item 2.  Subject Company Information.

(a) Name and Address. The name of the issuer of the Shares is CompuCredit Holdings Corporation. The address of CompuCredit’s principal executive offices is Five Concourse Parkway, Suite 400, Atlanta, Georgia 30328. Its telephone number is 770-828-2000.

(b) Securities. The subject class of securities is the Common Stock of the Company. The information set forth under the caption “The Offer — Principal Terms of the Offer” in the Offer to Purchase is incorporated herein by reference. As of August 14, 2012, there were approximately 23.7 million shares of Common Stock outstanding (including approximately 1.7 million loaned shares).

(c) Trading Market and Price. The Common Stock is currently traded on the NASDAQ Global Select Market under the symbol “CCRT.” The closing price of our Common Stock on August 14, 2012 was $5.15 per share. The information set forth in the Offer to Purchase under the caption “Market Price Information” is incorporated herein by reference in response to this Item 2(c).

Item 3.  Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above.  The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference to this Item 3.

Item 4.  Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “Answers to Questions You May Have,” “The Offer” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference to this Item 4(a).

(b) Purchases. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference to this Item 4(b).

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the captions “Answers to Questions You May Have — Why is CompuCredit offering to purchase your Shares?” and “The Offer — Purpose of the Offer” is incorporated herein by reference to this Item 6(a).

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the captions “Answers to Questions You May Have — What will CompuCredit do with the Shares purchased?” and “The Offer  — Principal Terms of the Offer  — Untendered or Unpurchased Shares” is incorporated herein by reference to this Item 6(b).

(c) Plans. The information set forth under the caption “Distribution Policy” in the Offer to Purchase is incorporated herein by reference to this Item 6(c).

Item 7.  Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption “The Offer — Sources and Amount of Funds” is incorporated herein by reference to this Item 7(a).

(b) Conditions. The information set forth in the Offer to Purchase under the captions “The Offer — Sources and Amount of Funds” and “The Offer — Conditions to the Offer” is incorporated herein by reference to this Item 7(b).

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the caption “The Offer — Sources and Amount of Funds” is incorporated herein by reference to this Item 7(d).

Item 8.  Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference to this Item 8(a).

(b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference to this Item 8(b).

2

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption “Information Agent and Depositary” is incorporated herein by reference to this Item 9.

Item 10. Financial Statements.

The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of the Shares because, among other reasons, the consideration offered consists solely of cash, the Offer is not subject to any financing condition, and the Company is a public reporting company that files reports electronically through EDGAR.

Item 11. Additional Information.

The information set forth in the Offer to Purchase and the Letter of Transmittal to this Schedule TO is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated August 15, 2012.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated August 15, 2012.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUCREDIT HOLDINGS CORPORATION

	By:	/s/ Rohit H. Kirpalani
	Name:	Rohit H. Kirpalani
	Title:	Corporate Secretary

Dated: August 15, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated August 15, 2012.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated August 15, 2012.
(b)	None.
(d)	None.
(g)	None.
(h)	None.